

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 22, 2008

U.S. Mail

Scott Masse, Chief Executive Officer
Dynamic Natural Resources, Inc.
78 South Street, Suite 2002
Wrentham, MA 02093

> **Re:** **Dynamic Natural Resources, Inc.**
> **Amendment No. 1 to Schedule 14C**
> **Filed July 3, 2008**
> **File No. 333-131224**

Dear Mr. Masse:

We have reviewed your response dated July 3, 2008, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Schedule 14C filed July 3, 2008

General

1. We note your response to prior comment 2 and refer you to rules 14a-1 and 14a-2 of Regulation 14A. It would appear that you engaged in a partial solicitation. Please advise us of all the shareholders who were solicited in connection with obtaining written consent. Further, please explain to us the reasons for not filing

a Schedule 14A with respect to this partial solicitation and the exemptions, if any, upon which you rely. We may have further comment.

2. We note your response to prior comment 4. Given your failure to timely file the Schedule 14C to announce the approved and already implemented actions, please discuss whether the actions are subject to rescission or whether the non-consenting shareholders may invoke rescission of the actions under the applicable state and federal laws.

3. Please revise to clarify the record date for holders of UTS who will receive the 7,082,500 shares in connection with the transactions.

4. We note your response to prior comment 19, and we reissue the comment. Please provide the requested information in tabular format.

UTS Shareholder Approval, page 22

5. We note your response to prior comment 8. Please further clarify your disclosure given that it does not appear that UTS filed the information statement you reference in your response. Please revise or advise.

Approval of the Term Sheet, page

6. We note your response to prior comment 16. It does not appear that the comment was addressed fully. We therefore reissue the comment in part. Please provide the information required by Items 102 and 304 of Regulation S-K regarding Dynamic Natural Resources and UTS. In addition, please provide the information required by Item 303 of Regulation S-K for Dynamic Resources and Item 103 of Regulation S-K for UTS.

Form 10-Q for the quarter ended June 30, 2008

7. We note that you "carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14." It appears that you have cited the incorrect rule and intended to cite Rule 13a-15. Please revise in future filings. Also in future filings, provide the Principal Executive Officer's conclusion as to whether the disclosure controls and procedures are effective in ensuring that the information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and that the information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or Mellissa Campbell Duru at 202-551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. C. Duru
        C. Moncada-Terry